VIA EDGAR and FACSIMILE (202-772-9204)

February 8, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	Asia Time Corporation
Registration Statement on Form S-1
File No. 333-140692

Dear Mr. Owings:

WestPark Capital, Inc. respectfully joins the request of Asia Time Corporation (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-140692, as amended, to 1:00 PM Eastern Standard Time on February 8, 2008, or if it is not possible to be declared effective at such time, it is requested that the Registration Statement is declared at 5:00 PM Eastern Standard Time on February 11, 2008..

If requested, we will provide the Commission details in a supplemental letter of the distribution of the preliminary prospectus dated February 7, 2008 as filed with the Commission on February 8, 2008.

WESTPARK CAPITAL INC.
As Representative

/s/ Richard Rappaport
By: Richard Rappaport

1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067 • Ph (310) 843-9300 • Fax (310) 843-9304